Exhibit 1

FOR IMMEDIATE RELEASE

PERU COPPER ANNOUNCES INCREASE IN COPPER RESOURCES OF OVER

100% AT ITS TOROMOCHO PROJECT

Vancouver, British Columbia, Canada, April 26, 2005 - Peru Copper Inc. (TSX:PCR, PCR.WT / AMEX:CUP, CUP.WS) (“Peru Copper” or the “Company”) announced today that an updated independent resource estimate for its Toromocho Project has been prepared by Independent Mining Consultants Inc. (“IMC”).

The Company’s chairman, J. David Lowell, said “We are extremely pleased that our vision for Toromocho as a world class copper deposit appears to be confirmed with the completion of this resource study. The resource results being announced today show a central core of measured and indicated resource of 818 million tonnes at a copper grade of 0.64% and a copper equivalent grade of 0.90%. Additional measured and indicated resources of 763 million tonnes at 0.33% copper and 0.44% copper equivalent have also been reported. Including 257 million tonnes of inferred resource, Toromocho is estimated to have over 19 billion pounds of contained copper and over 500 million pounds of molybdenum. It is clearly one of the very best undeveloped copper projects in the world given its size, grade, low stripping ratio, infrastructure and excellent economics.”

The IMC study reports, that based on a 0.60% copper equivalent cut-off, there are 818 million tonnes of measured and indicated mineral resource at a copper grade of 0.64% and a copper equivalent grade of 0.90%. The molybdenum grade is 0.022% and there are 8.3 grams of silver per tonne.

Measured and indicated material, based on a copper cut-off ranging from 0.26% to 0.59% copper, totals 763 million tonnes at 0.33% copper and 0.44% copper equivalent, all of which will be stockpiled for leaching or other processing.

In total, the report estimates total measured and indicated mineral resources of 1.58 billion tonnes at an average grade of 0.49% copper and a copper equivalent grade of 0.68%.

The IMC report also includes 257 million tonnes of inferred mineral resource at a copper grade of 0.45%, containing over 2.5 billion pounds of copper.

The stripping ratio for the entire deposit is estimated by IMC to be .35 to 1.

The updated IMC mineral resource estimate represents a 179% increase in total tonnage when compared to the inferred mineral resource of 655 million tonnes at 0.61% copper reported by IMC in its previously filed technical report on Toromocho as of August 25, 2004, which was prepared at the time of the Company’s October 2004 Initial Public Offering. The new updated IMC mineral resource estimate includes 1.58 billion tonnes of measured and indicated mineral resource and 257 million tonnes of inferred mineral resource.

Mr. Lowell, said “Since the listing of our common shares and warrants on the Toronto Stock Exchange in October, 2004, we have continued our fast track exploration program for the Toromocho project. Since the beginning of the project, over 50,000 meters have been drilled, metallurgical testing has been continuous, and several technical studies have begun. Further, the deposit is still open to additional exploration in areas surrounding the main pit area where most of our efforts have been focused to-date. In 2005, we expect to drill 50,000 meters as part of our Phase II drilling program, continue metallurgical testing, and begin a feasibility study for the project. The economics of the project are looking extremely good considering that we estimate a low stripping ratio of .35 to 1 and that much of the infrastructure needed to operate a large mine is already in place.”

	Measured Mineral Resource Estimate					Metal Contained

Copper Equivalent Cut-off%	Tonnes Millions	Grade % Cu	% Mo	Grams p/t Ag	% Copper Equivalent	Million lbs.		Million ozs.
						Cu	Mo
								Ag
0.60%	107	0.73%	0.024%	6.7	1.00%	1,722	57	23
0.26-0.59%	32	0.34%	0.011%	5.0	0.48%	240	8	5
Total	139	0.64%	0.021%	6.3	0.88%	1,962	65	28

	Indicated Mineral Resource Estimate					Metal Contained

Copper Equivalent Cut-off%	Tonnes Millions	Grade % Cu	% Mo	Grams p/t Ag	% Copper Equivalent	Million lbs.		Million ozs.
						Cu	Mo
								Ag
0.60%	711	0.63%	0.022%	8.5	0.89%	9,875	345	194
0.26-0.59%	731	0.33%	0.008%	5.1	0.44%	5,318	129	120
Total	1,442	0.48%	0.015%	6.8	0.66%	15,193	474	314

	Measured & Indicated Mineral Resource Estimate					Metal Contained

Copper Equivalent Cut-off%	Tonnes Millions	Grade % Cu	% Mo	Grams p/t Ag	% Copper Equivalent	Million lbs.		Million ozs.
						Cu	Mo
								Ag
0.60%	818	0.64%	0.022%	8.3	0.90%	11,597	402	217
0.26-0.59%	763	0.33%	0.008%	5.1	0.44%	5,558	137	125
Total	1,581	0.49%	0.015%	6.8	0.68%	17,155	539	342

	Inferred Mineral Resource Estimate					Metal Contained

Copper Equivalent Cut-off%	Tonnes Millions	Grade % Cu	% Mo	Grams p/t Ag	% Copper Equivalent	Million lbs.		Million ozs.
						Cu	Mo
								Ag
0.26%	257	0.45%	0.009%	7.4	0.58%	2,549	51	61

The updated IMC mineral resource estimate for Toromocho is based on 48,230 meters of drilling completed by Peru Copper, combined with the existing 41,260 meters of drilling previously completed by Cerro de Pasco and Centromin. IMC has confirmed that the data from both drill programs are consistent and can be commingled for determination of mineral resources.

IMC utilized a floating cone algorithm to establish the mineral resource with “reasonable prospect for eventual economic extraction”. To be conservative, the floating cone pit was based on metal prices of $0.90/lb copper, $6.00/lb molybdenum, and $5.50/oz silver with economic benefit applied to measured and indicated category mineralization only. Once that pit geometry was established, copper equivalent calculations within that pit were based on the 3 year backward average metal prices of $1.00/lb copper, $10.00/lb molybdenum, and $5.58/oz silver along with supportable process recoveries and refining costs.

The total measured and indicated mineral resource was established at a 0.26% equivalent copper cut-off (as shown in the tables above). Contained within that mineral resource is a central core of the deposit totaling 818 million tonnes based on a higher 0.60% copper equivalent cut-off. IMC has completed very preliminary production schedules with the goal of maximizing project return on investment, whereby the time sequence of plant feed and the time sequence of cut-off grades are established. IMC is of the opinion that a 0.60% equivalent copper cut-off reflects a sound approach to determination of mill process feed material (as shown in the tables above).

The remaining resource with cutoff grades from 0.26% and 0.59% equivalent copper will be stockpiled for future processing.

The Company also announced that its metallurgical testing program has been successful in producing copper concentrates using ore from the Toromocho deposit and a traditional flotation process. Martin Kuhn of Minerals Advisory Group in Tucson said “Based on recent metallurgical tests, we now have a high degree of confidence that copper concentrate can be produced with an average copper recovery of 85% and an average 25% copper concentrate grade, based on arithmetical averages of material tested.” The Company also said that parallel testing of various hydrometallurgical processes are ongoing at both Metcon Research Inc. in Tucson and Hazen Research Inc. in Denver. J. David Lowell commented, “We are making progress in identifying a hydrometallurgical process to treat material from Toromocho which we believe will further enhance the excellent economics of the project.”

Peru Copper will host a conference call and webcast on April 26th at 11:00 am (Pacific) or 2:00 pm (Eastern) to discuss the results. Call-in and webcast information is provided at the bottom of this release.

Peru Copper is involved in the acquisition and exploration of potentially mineable deposits of copper in Peru. On June 11, 2003, Peru Copper entered into the Toromocho Option Agreement (“Toromocho Option”) with Empresa Minera del Centro del Peru S.A. (“Centromin”), a Peruvian state-owned mining company, whereby Centromin granted the Company the option to acquire its interest in the mining concessions and related assets of the Toromocho Project.

Mr. John Marek, Professional Engineer, of IMC is the independent “qualified person”, within the meaning of National Instrument 43 101, that prepared the updated mineral resource estimate and he has reviewed and approved the content of this press release. For sampling and assaying information please refer to the IMC Technical Report dated August 25th, 2004 which is available on SEDAR (www.sedar.com).

For further information please contact Patrick De Witt, Director of Investor Relations at (604) 689-0234 or patrick@perucopper.com

This press release is for informational purposes only and is not an offer to buy or the solicitation of an offer to sell any securities of Peru Copper Inc.

Conference Call / Webcast

Call-in details for the conference call are:

Date:	April 26th, 2005
Time:	11 am (Pacific) / 2 pm (Eastern)
Number:	416-640-4127
Toll Free:	800-814-4860

To access the webcast:

http://www.newswire.ca/en/webcast/viewEvent.cgi?eventID(equal sign)1098460

Webcast participants are invited to take part in the question and answer period that will follow the Company presentation, by emailing questions to info(at)perucopper.com. Please identify your email as a webcast question in the subject line. Peru Copper will attempt to answer as many questions as possible, but if your question is not answered during the webcast event, it will be addressed directly as promptly as possible following the event.

A replay of this conference call will be available from April 26th to May 10th, 2005 and will be posted on Peru Copper’s website: www.perucopper.com. The replay numbers are:

Numbers:	416-640-1917 and 1-877-289-8525
Passcode:	21122217 followed by the number sign

Cautionary Note to U.S. Investors-The United States Securities and Exchange Commission permits U.S. mining companies, in their filings with the SEC, to disclose only those mineral deposits that a company can economically and legally extract or produce. We use certain terms in this press release, such as “mineral deposit”, that the SEC guidelines strictly prohibit U.S. registered companies from including in their filings with the SEC. U.S. Investors are urged to consider closely the disclosure in our Form F-1 Registration Statement, File No. 333-121527, which may be secured from us, or from the SEC’s website at http://www.sec.gov/edgar.shtml.

Forward-Looking Statements:

Statements in this release that are forward-looking statements are subject to various risks and uncertainties concerning the specific factors identified in the Peru Copper Inc. periodic filings with Canadian Securities Regulators. Such forward-looking information represents management’s best judgment based on information currently available. No forward-looking statement can be guaranteed and actual future results may vary materially. Peru Copper does not assume the obligation to update any forward-looking statement.

Safe Harbor Statement under the United States Private Securities Litigation Reform Act of 1995: Except for the statements of historical fact contained herein, the information presented constitutes “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. Such forward-looking statements, including but not limited to those with respect to the price of copper, the timing of completion of exploration activities and the determination and amount of estimated mineral resources involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievement of Peru Copper Inc. to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. Such factors include, among others, risks related to the exploration and potential development of the properties owned by the company, risks related to international operations, the actual results of current exploration activities, conclusions of economic evaluations, changes in project parameters as plans continue to be refined, future prices of copper, silver, molybdenum and gold, as well as those factors discussed in the section entitled “Risk Factors” in the Form F-1 as on file with the Securities and Exchange Commission in Washington, D.C. Although Peru Copper Inc. has attempted to identify important factors that could cause actual results to differ materially, there may be other factors that cause results not to be as anticipated, estimated or intended. There can be no assurance that such statements will prove to be accurate as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking statements.